September 14, 2011	VIA EDGAR & OVERNIGHT MAIL

Ms. Jennifer Thompson, Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:          Best Buy Co., Inc.

Form 10-K

Filed April 25, 2011

File No. 1-09595

Dear Ms. Thompson:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K, as set forth in your letter dated August 17, 2011.  For convenience, the staff’s numbered and bulleted comments are shown below in bold text, followed by Best Buy’s responses.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Blume by overnight mail.

Form 10-K for the Fiscal Year Ended February 26, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

34

Results of Operations, page 36

1.                          We have reviewed your response to comment two in our letter dated July 12, 2011. We appreciate the additional information that you have committed to disclose; however, we continue to believe that your investors would benefit from further disclosures concerning the change in revenue attributable to net new stores. Since the fluctuation in Domestic revenue attributable to net new stores is a significant percentage of the total fluctuation in Domestic revenue for each of fiscal 2011, fiscal 2010, and fiscal 2009, we believe that you should provide a quantified analysis of the underlying factors that contributed to the increase in revenue from net new stores for each period, similar to your current analysis of the underlying factors that contributed to the change in comparable store sales. Please revise future filings to discuss in sufficient detail the change in net new store sales between periods, including identifying any store brands that contribute disproportionately to revenues when compared to their square footage or other relevant factors, if applicable. Also apply this comment to your disclosures concerning net new store sales in your International segment.

In future filings, we plan to include additional disclosure to provide our investors with an analysis of changes in revenue attributable to net new stores. Such disclosure will be included within the “Results of Operations” section of our Management’s Discussion and Analysis of Financial Condition and Result of Operations (“MD&A”) for our Domestic and International segments. This disclosure will be in addition to the information we previously committed to including within the “Overview” section of our MD&A in our response dated August 3, 2011, and will be substantially as follows for each period presented:

“Domestic

The net addition of 30 large-format Best Buy stores contributed the majority of the total change in revenue associated with net new stores. The 103 small-format Best Buy Mobile stand-alone stores opened during fiscal 2011 contributed a smaller portion of the revenue increase due to their smaller square footage compared to large-format stores.

International

The net addition of 27 large-format stores throughout the International segment (Best Buy, Future Shop, and Five Star) contributed the majority of the change in revenue associated with net new stores, with the Five Star stores having a lesser impact given the timing of their openings later in the year. Offsetting the revenue increase from large-format stores was the impact of the net closures of small-format stores in Europe (The Carphone Warehouse and The Phone House) which had a smaller impact on the overall revenue change given their smaller square footage compared to large-format stores.”

2.                          Your response to comment three in our letter dated July 12, 2011 describes four key elements to your inventory management process. We have the following comments:

•                  Please disclose to your investors these four key elements to your inventory management process as we believe this provides important insight into your operations.

•                  Please tell us more about your rights to return certain products to your vendors, including the prevalence of such rights and your accounting for such rights, and consider disclosing this information to your investors.

In future annual filings, we plan to provide additional disclosure in order to provide investors a better understanding of strategies we employ to manage our inventory levels. Such disclosure will be substantially as follows:

“We carefully monitor and manage our inventory levels to match quantities on hand with consumer demand as closely as possible. Key elements to this inventory management process include, without limitation, the following:

•                  continuous monitoring of historical and projected consumer demand;

•                  continuous monitoring and adjustment of inventory receipt levels;

•                  agreements with vendors relating to reimbursement for the cost of markdowns or sales incentives; and

•                  agreements with vendors relating to return privileges for certain products.”

Our return privileges, while not unusual for our industry in general, are separately negotiated with each vendor and vary depending on numerous factors, including the type of product, sales volumes, market conditions, seasonality and competing product offerings. Subject to these factors and the terms of the specific vendor agreements, our return privileges can range from none to 100% of inventory, and are sometimes subject to a predetermined cap (e.g., a percentage of purchases).  In those instances where we have return privileges, we record returns, if any, as they occur by reducing inventory and the associated vendor payable.

We record purchased merchandise as inventory (with a corresponding payable) when we take title to the inventory and assume the risks and rewards of ownership.  We record returns to vendors when title and risks and rewards of ownership of inventory passes back to vendors.  For consignment inventory where we do not take title or bear the risks and rewards of ownership until a customer sale occurs, we do not account for the inventory purchase until that point.

Given the relatively customary nature of return privileges in the retail sector, we believe the additional disclosure proposed above is sufficient to provide investors with confirmation of their existence and how they form part of our overall inventory management process.

Critical Accounting Estimates, page 57

Goodwill and Intangible Assets, page 60

3.                          We have reviewed your response to comment five in our letter dated July 12, 2011. Please tell us why each store brand in your Domestic segment as seen in your rollforward of segment stores on page 10 does not qualify as a component under ASC 350-20-35-34. In doing so, tell us whether or not Best Buy Mobile and other store brands constitute a business for which discrete financial information is available and segment management, as defined in ASC 280-10-50-7, regularly reviews its operating results. If the financial results of Best Buy Mobile and other store brands are not regularly reviewed by segment management, please tell us how management is able to effectively allocate resources and assess performance, including making store opening and closing decisions, if they do not review any disaggregated financial results. We note, for example, that you opened 103 and 21 U.S. Best Buy Mobile stores compared to 31 and 3 U.S. Best Buy stores during fiscal 2011 and the first two quarters of fiscal 2012, respectively. Please tell us the number of stand-alone Best Buy Mobile stores you operate and how you classify Best Buy Mobile operations contained within Best Buy stores in your store rollforward on page 10.

ASC 350-20 requires goodwill to be assessed for impairment at the reporting unit level and defines a reporting unit to be an operating segment or a component of an operating segment. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

As further explained in our response to your comment 5 below, we have determined in accordance with ASC 280-10 that we have two operating segments: Domestic and International. The Domestic segment is primarily managed by the segment managers by product categories (referred to internally as Customer Solution Groups or CSGs). The store roll-forward tables, which are included in the Store Development sub-section of the Item 1. Business section of our Form 10-K, are intended to provide an overview of the various store formats we operated throughout the periods under review.  However, we do not manage our Domestic segment by store format.

We have determined that our CSGs do not constitute reporting units because they are not separate businesses.  Consequently, we have concluded that our Domestic segment comprises a single reporting unit for the purposes of evaluating goodwill impairment.

In conducting our analysis of reporting units, we considered the following key factors set forth in ASC 350-20-35-34:

•                  The components of our Domestic segment for which discrete financial information is available and for which operating results are regularly reviewed by Domestic segment managers; and

•                  Whether the components identified constitute separate businesses (as further defined in ASC 805-10-20 and ASC 805-10-55).

Identification of the components of our Domestic segment

The primary financial reporting regularly reviewed by Domestic segment management is organized by CSG.  CSGs include, for example, Best Buy Mobile, Appliances and Entertainment.  Discrete financial information is available for each CSG, including income statement data and summary cash flows. In the case of Best Buy Mobile, for example, Domestic segment leaders review results for the category as a whole, which includes Best Buy Mobile stores within large-format Best Buy stores and stand-alone Best Buy Mobile stores.  As of the end of fiscal 2011, we operated 177 Best Buy Mobile stand-alone stores, and all 1,099 Domestic Best Buy large-format stores included a Best Buy Mobile store-within-a-store.  In this context, a store-within-a-store is essentially a department of a large-format store, and is not separately counted in the store roll-forward table (i.e., the large-format store numbers listed do not separately count stores-within-a-store for Best Buy Mobile or Magnolia Home Theater).

Domestic segment leaders also review information by channel (stores, online and call-centers) to a lesser extent. You will note from examples of our Monthly Performance Package and Quarterly Business Review Materials referenced in the Appendix Table to this letter that, for the Domestic segment sections of those financial reporting packages, CSG information features most prominently with more pages dedicated to CSG reporting than channels. In addition, channel reporting of store results is primarily organized by geography rather than store format or brand.

For channel reporting, stores are organized into territories and districts.  Our focus has evolved from the traditional channel model to CSGs over the past several years.  Focus on CSG specialization aligns with our core strategic priority of meeting customers’ needs through differentiated product and service offerings, with meeting customers’ needs driving our key initiatives.  The timing of this evolution in our Domestic segment also coincides with the reduction in new large-format store openings and our focus on leveraging store-within-a-store concepts (e.g., Magnolia Home Theater, Best Buy Mobile, and Pacific Sales Appliances). Store-within-a-store concepts feature differentiated branding but do not operate as separate businesses and have essentially the same inputs, processes and outputs as other departments.  The focus for new store openings has also switched to small-format stores primarily focused on a single CSG (e.g., Best Buy Mobile stores).   Channel management teams retain responsibility for new large-format store openings, closures and relocations, but the rate of such activities is relatively low.  CSG managers are the primary decision-makers for product-category-specific store openings, closures and relocations.

While accounting guidance regarding the identification of reporting units does not specifically address scenarios where segment managers review operating results based on more than one dimension, ASC 280-10-50-9, in addressing the determination of operating segments in organizations with more than one reporting dimension, provides guidance relevant to the identification of components:

“[I]n some public entities, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.” (with emphasis added)

Based on both the focus of review of Domestic segment managers when reviewing operating results, and the analogous guidance noted above, we have determined that the components of our Domestic segment are CSGs.

Determination of whether components constitute separate businesses

We have concluded that our Domestic CSGs do not constitute separate businesses.

ASC 350-20-55-3 provides the following guidance:

“The determination of whether a component constitutes a business requires judgment based on specific facts and circumstances. The guidance in Section 805-10-55 should be considered in determining whether a group of assets constitutes a business or a nonprofit activity.”

In addition, ASC 805-10-55-8 provides the following additional context:

“Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”

While our CSGs do have some identifiable outputs, they lack many significant inputs and processes and are heavily dependent on centralized capabilities.  For example, key retail capabilities such as supply chain, employee training and benefits, labor management and allocation, marketing and advertising, information technology systems and property management are not managed directly by CSGs.

Additionally, our stores operate using a standard operating platform combined with a degree of flexibility for store general managers to focus certain aspects of operations on local needs, for example those driven by demographic factors.  This strategy would severely constrain the freedom of any potential CSG market participant to alter elements such as pricing strategy, product assortment, marketing and promotions, labor operating model, store space allocation, branding, rewards programs, private-label credit cards, extended warranties, services offerings and gift cards.

While it may be possible for a market participant to develop their own inputs and processes, this would be a significant undertaking, and the substance of such an arrangement would be more analogous to a sub-lease of retail floor space than acquisition of a business. We have concluded that the missing inputs and processes and other practical considerations outlined above are so substantial that they represent compelling evidence that our Domestic segment CSGs do not constitute separate businesses as defined by ASC 850-10-55.

Finally, it is important to note that Domestic segment executives and managers view CSGs as a portfolio of complementary customer propositions.  In addition to the results each CSG may generate directly, the value to the Domestic segment is evaluated based on qualitative factors, such as its contribution to our brand image as the leading retailer of consumer electronics, contribution to store traffic and sales it may generate for other CSGs.  Such an evaluation further reinforces the position that it is impractical to derive a fair value for each CSG separately.

Conclusion

In view of our conclusion that CSGs do not constitute separate businesses as defined in the accounting guidance referred to above, we have determined that the Domestic segment represents one reporting unit for the purposes of reviewing goodwill impairment.

Financial Statements for the Fiscal Year Ended February 26, 2011

Leases, page 77

4.                          We have reviewed your response to prior comment eight in our letter dated July 12, 2011, noting that you believe sale-leaseback accounting is precluded for certain build-to-suit leasing arrangements due to your continuing involvement in the property. Please clarify why reimbursement of less than substantially all of your construction period costs represents continuing involvement in the property, including citing the accounting guidance specific to your situation. For example, tell us if the arrangements include stipulations that obligate the lessor to share with you any portion of property appreciation or if you have an obligation or option to repurchase the property.

ASC does not provide explicit guidance that reimbursement of less than substantially all of our construction period cost represents a continuing involvement in the property.  However, we believe that the non-reimbursed portion of the construction costs is, in substance, nonrecourse financing provided by us, as seller-lessee, to the buyer-lessor.  In accordance with ASC 840-40-25-14(b), the existence of this nonrecourse financing constitutes continuing involvement.

Our lease portfolio does not include material exposure to the effects of any changes in the value of the properties or obligations or options to repurchase properties.

Note 12. Segment and Geographic Information, page 115

5.                          We have reviewed your response to prior comment 15 in our letter dated July 12, 2011. Based on the composition of the components of your operating segments as provided in response to comment five, it appears that discrete financial information of your Best Buy U.S., Best Buy Canada, Five Star, and Best Buy Europe components is available and that segment management regularly reviews the results of these components. Since two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics, it also appears that your four components do not share similar economic characteristics. ASC 280-10-50-5 indicates that the term chief operating decision maker (“CODM”) identifies a function, not necessarily a manager with a specific title, and that the CODM may consist of a management group as opposed to one individual. As such, please tell us if there are individuals other than your Chief Executive Officer who are actively involved in assessing performance of your operations and decisions to allocate resources and should be included as part of the CODM team. In assisting us with our review of your response, please tell us about the information and reports regularly provided to your CODM and provide us with recent CODM reporting package(s). If you continue to believe that your CODM consists solely of your CEO, please tell us, considering the global breadth of your company, how your CEO is able to effectively allocate resources and assess performance at a consolidated Domestic and International level. For example, our prior comment referenced a Form 8-K where you indicated that you “expect to grow to 400 to 500 Five Star stores in the next five years” and that you believe you can “more than double…revenues in China to $4 billion within five years.” It appears to us that your CODM would be deeply involved in directing this geographic-specific strategy and it is not clear how such an important directive could be made based on aggregated International information. If you continue to believe that two reportable segments is appropriate, please tell us why disaggregated segment data would not be useful to readers of your financial statements and how your current presentation is consistent with the objective and basic principles of ASC 280-10-10: to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole.

Our guiding principle when determining reportable segments is to utilize the “management approach” defined in ASC 280-10-05-3 as follows:

“The method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.”

We confirm that our Domestic and International operating segments are consistent with and are, indeed, based upon Best Buy’s organizational structure and the manner in which we manage the consolidated enterprise, including, without limitation, for purposes of making operating decisions and assessing operating and financial performance.  The International segment was created when we acquired Future Shop (now Best Buy Canada) in 2001, and we commenced the existing business areas in Europe, Mexico and China within that segment over the past decade.  The determination of our reportable Domestic and International segments does not involve any aggregation, as these reportable segments are also our two operating segments. Each of the business areas within our International segment (U.S., Canada, Europe and Five Star) has discrete financial information, as defined in ASC 280-10-50-1.  However, this information is primarily used by segment managers.

The enterprise is supported by separate management structures for the Domestic and International segments.  The chief operating decision-maker (“CODM”) determines the resource allocation and budgets for these two segments and holds segment managers fully responsible for segment-level decisions and results.

We have structured our response to your comments as follows:

•                  Determination of the CODM — ASC 280-10-50-5;

•                  Analysis of operating segments — ASC 280-10-50-1:

•                  Review of financial performance;

•                  Resource allocation; and

•                  Objective and basic principles — ASC 280-10-10-1 and ASC 280-10-45-2.

Determination of the CODM

Our Chief Executive Officer (“CEO”), Brian J. Dunn, has ultimate responsibility for decisions regarding our total enterprise.  He makes decisions regarding the allocation of resources to our Domestic and International segments, and reviews the performance of each of these two segments.  He also makes decisions regarding the appointment of segment managers.  Our management structure is as follows:

•                  Separate segment manager roles exist for both the Domestic and International segments; both segments also include a segment Chief Financial Officer (“CFO”);

•                  Best Buy has historically had a CEO role for the International segment; while that role is currently vacant, Mr. Dunn is actively considering how to fill that position; in the interim, the International segment is being led by the International CFO and certain other executives;

•                  Segment managers are fully empowered to make decisions for their segments, and are held accountable for segment performance;

•                  Segment managers report directly to Mr. Dunn; and

•                  Enterprise capability (e.g., Finance, Human Resources, Legal and Marketing) executives and managers also report directly to Mr. Dunn; the role of capabilities is to provide support to segment managers on core global operational matters such as marketing and human resources management.

Through this management structure, Mr. Dunn is able to oversee effectively our global operations and assess the operating and financial performance of, and allocate resources to, our Domestic and International segments.

Analysis of operating segments

Reviewing financial performance

Mr. Dunn’s regular reviews of financial performance are focused at the following levels:

•                  Total enterprise;

•                  Domestic segment; and,

•                  International segment.

It is our long-standing reporting philosophy and practice to design internal financial reporting packages to satisfy the information needs of a wide range of executives and managers, primarily for reasons of efficiency. There is no regular financial reporting package produced solely for Mr. Dunn’s review.  The financial reporting packages Mr. Dunn receives on a regular basis are summarized in the Appendix Table to this letter.  While collectively the packages he receives contain a wide range of information relating to various levels of the enterprise, Mr. Dunn’s focus is on the three levels outlined above for the purposes of making decisions about the allocation of resources between our two segments and assessing the operating performance of each segment.

When reviewing performance, Mr. Dunn focuses on income statements, cash flow statements and key retail metrics such as comparative store sales growth, gross margin rates, selling, general and administrative (“SG&A”) cost rates and operating income rates.  Mr. Dunn manages the operations of the Domestic and International segments by setting financial targets for each segment to achieve.  Using the financial information and related metrics, Mr. Dunn can monitor operating trends occurring in our respective segments, such as changes in gross profit margin rates and the related fluctuations in, for example, product mix and promotional decisions made within each segment.  He can also monitor our cost structure through the review of SG&A rates, obtaining an understanding of the key factors affecting these rates.  While financial information that Mr. Dunn receives does include information disaggregated in various formats, including geographies, Mr. Dunn does not make operating decisions within individual international geographies, but rather evaluates whether the collective actions taken and planned by international segment leaders will achieve the operational and strategic goals that Mr. Dunn has set for the respective segments.

We will be submitting the most recent examples of the Monthly Performance Package and Quarterly Business Review Materials under separate cover for which confidential treatment is requested.  These represent the two primary packages that Mr. Dunn uses in his role as enterprise CODM.  Both packages include results and commentaries to highlight key trends and insights.

Conclusion

Our analysis of Mr. Dunn’s reviews of financial performance packages focuses on both the packages he receives on a regular basis and the manner in which he uses them to manage our enterprise.  This analysis demonstrates that we have two operating segments — Domestic and International.

Resource Allocation

The primary method through which resources are allocated to different areas of the enterprise is the budgeting process, which includes setting of targets for all aspects of performance and cash flows, including capital expenditures.  This is primarily an annual process, but updated budgets are produced during the fiscal year.

Mr. Dunn is responsible for approving budgets at the total enterprise, total Domestic segment and total International segment levels.  Segment managers are responsible for developing budgets for the separate business areas within their segments that correspond with the total segment budgets set by Mr.  Dunn.  Similarly, Mr. Dunn determines the enterprise capital expenditure budget, which he allocates between the two segments.  Segment managers are responsible for allocating their total segment capital expenditure budgets to the separate business areas within their segments.

The Domestic segment managers determine the budgets and capital expenditure allocations for each business area within the Domestic segment.  For example, the capital expenditure allocation to Best Buy Mobile to fund the store opening plan referred to in your comment 3 above, was determined by Domestic segment managers.  Similarly, the

International segment managers determined the store opening plan for Five Star based on the capital expenditure allocation to the International segment determined by Mr. Dunn.

As an illustrative example, in the fourth quarter of fiscal 2011, we announced restructuring activities in both our Domestic and International segments.  The restructuring was initiated by Mr. Dunn in response to difficult global economic conditions.  Mr. Dunn’s direction to both Domestic and International segment managers was to identify strategies to improve profitability and returns by focusing future investment in areas with the highest expected returns.  Both segments’ managers developed restructuring proposals, which Mr. Dunn reviewed at the segment level.  Once Mr. Dunn was satisfied with the scale and objectives of the proposals, they were executed by segment managers.

Conclusion

Our CODM determines the level of resources to be invested at the enterprise level and allocates between the Domestic and International segments.  Domestic and International segment managers make decisions regarding resource allocation within their segments.  This approach to resource allocation further demonstrates the existence of two operating segments — Domestic and International.

Objectives and Basic Principles

The objectives of guidance regarding segment reporting are described in ASC 280-10-10-1:

“The objective of requiring disclosures about segments of a  and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a.  Better understand the public entity’s performance

b.  Better assess its prospects for future net cash flows

c.  Make more informed judgments about the public entity as a whole.”

We believe that the financial information needs of our investors align with the needs of our CODM and that the primary need is for information regarding our consolidated enterprise and our two operating segments.   In addition, we supplement the reportable segment information with disclosures regarding the revenues attributable to our primary geographic business areas in our annual financial statements.  We do not believe that investors require regular disclosure of the results of the business areas within the Domestic and International segments in order to satisfy the objectives set forth above

We also believe that additional information that we disclose from time-to-time in our filings that relates to one or more business areas within our Domestic and International segments - for example, regarding our plans for investment in Five Star store growth - provides relevant supplementary strategic context for our investors, in line with the aforementioned objectives.  We do not believe that the inclusion of this supplemental information in our filings is contrary to our conclusion that we have two reportable segments.  Indeed, any supplemental information that we may so provide in the interests of our investors is fully consistent with the principles set forth in ASC 280-10-45-2, which states that “[N]othing in this Subtopic is intended to discourage a public entity from reporting additional information specific to that entity or to a particular line of business that may contribute to understanding of the entity.”

Overall conclusions

Our enterprise CEO, Mr. Dunn, is our CODM.  Based on our analysis of our corporate organizational structure and the manner in which Mr. Dunn assesses performance and allocates resources within our enterprise, in accordance with segment accounting guidance, we have confirmed that we have two reportable segments — Domestic and International.  Our presentation of these two segments in our financial statements is consistent with the objectives and basic principles underlying segment accounting guidance as set forth in ASC 280-10.

We hereby represent that:

•                  Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can assist with your review of this letter, or if you have any questions on any of the information set forth herein, please telephone me at (612) 291-4840.  My fax number is (952) 430-9979.

Sincerely,

/s/ SUSAN S. GRAFTON

Susan S. Grafton
Senior Vice President, Controller and Chief Accounting Officer

cc:           Andrew Blume, U.S. Securities and Exchange Commission

Brian Dunn, Best Buy Co., Inc.

James Muehlbauer, Best Buy Co., Inc.

Scott Erickson, Deloitte & Touche LLP

Glenn M. Reiter, Simpson, Thacher & Bartlett LLP

APPENDIX TABLE

INTERNAL FINANCIAL REPORTING PACKAGES REVIEWED BY THE CODM

Name	Description	Distribution	Nature of CODM review	Other information
Sales Flash Reports	Daily and weekly sales flash reports for enterprise and Domestic segments.	Approximately 200 executives and managers	CODM reviews sales data, when desired, to monitor high-level sales trends	Primary purpose of reports is to assist retail management in short-term tactical decision-making regarding, for example, promotional activity and demand planning

Monthly Enterprise P&L Flash	First monthly financial report issued after month-end close, with full income statements in external reporting format. Includes results only with no commentary	Approximately 30 users, primarily finance executives and managers	CODM reviews results for the enterprise and aggregate results for each segment, in order to provide early insight into high-level results

Package also includes further analysis of Domestic (with break-out of Domestic results between core Domestic business and corporate capability costs) and International (by country) to assist segment level finance executives and managers

Monthly Performance Package (“MPP”)(1)	Comprehensive monthly financial report. Includes analysis of results, cash flows, working capital and capital expenditures with commentaries	Approximately 120 executives and managers	CODM reviews results and commentary at the enterprise and aggregate segment level to gain a high-level understanding of enterprise and segment level results	Detailed information regarding, for example, results by country and product group is reviewed by segment management

Quarterly Business Review (“QBR”) Materials(1)	Quarterly report of results with commentaries and updates on progress against key strategic initiatives	Approximately 25 senior executives	CODM reviews materials as part of QBR meeting. CODM focus is on aggregate results of each segment and receiving updates from segment executives and managers regarding key strategic initiatives

Board Materials	Quarterly board presentations which focus on results with commentaries and strategic updates	All board members	CODM reviews materials to facilitate discussion with other board members on high level results and key strategic updates

(1)               We are submitting the most recent examples of the Monthly Performance Package and Quarterly Business Review Materials under separate cover. These represent the two primary packages that Mr. Dunn uses in his role as enterprise CODM. The documents have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

APPENDIX #1

Monthly Performance Package

(31 pages redacted)

All content has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

APPENDIX #2

Quarterly Business Review Materials

(107 pages redacted)

All content has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.